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EXHIBIT NO. 4:  RE-CONFIRMATION OF THE SHAREHOLDER RIGHTS PLAN

     The Shareholder Rights Plan included in the Shareholder Rights Agreement made as of 14 December 1989, between the Company and CIBC Mellon Trust Company, as amended, (as summarized in Schedule D of the Management Proxy Circular dated 6 March 2002), was re-confirmed by a resolution of the Shareholders of the Company adopted at the Annual Meeting of Shareholders held on 25 April 2002.

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